UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

SCHEDULE 13G
Under the Securities Exchange Act of 1934
(AMENDMENT NO. 2)*

DESTINY MEDIA TECHNOLOGIES INC.
(Name of Issuer)

SHARES OF COMMON STOCK, PAR VALUE $0.001 PER SHARE
(Title of Class of Securities)

25063G204
(CUSIP Number)

MARK A. GRABER
56 Oakwell Farms Parkway
San Antonio, TX 78218
Tel: (210) 240-4795
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

December 31, 2019
(Date of Event Which Requires Filing of This Statement)

Check the Appropriate box to designate the rule pursuant to which this schedule is filed:

[   ]    Rule 13d-1(b)
[X]    Rule 13d-1(c)
[   ]    Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 25063G204	13G	Page 2 of 5 Pages

1	NAME OF REPORTING PERSONS

MARK A. GRABER (the “Reporting Person”)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) [ ]
(b) [ ]

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER

4,948,514[1]
	6	SHARED VOTING POWER

461,000[2]
	7	SOLE DISPOSITIVE POWER

4,948,514[1]
	8	SHARED DISPOSITIVE POWER

461,000[2]
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

5,409,514
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES
[ ]

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

9.8%
12	TYPE OF REPORTING PERSON

IN

_________________________________________________
1 The shares of common stock of the Issuer (the “shares”) set forth in Items (5) and (7) include 4,948,514 Shares directly owned by the Reporting Person.
2 The Shares set forth in items (6) and (8) include: (i) 30,000 Shares owned by the Reporting Person’s Spouse; and (ii) 431,000 Shares owned by Four Star Investments, a Texas partnership.

CUSIP No. 25063G204	13G	Page 3 of 5 Pages

Item 1 (a).      Name of Issuer:

Destiny Media Technologies Inc. (the “Issuer”)

Item 1 (b).      Address of Issuer’s Principal Executive Offices:

The principal executive office of the Issuer is located at 1110 – 885 West Georgia Street, Vancouver, BC V6C 3E8.

Item 2 (a).      Name of Person Filing:

Mark A. Graber

Item 2 (b).      Address of Principal Business Office or, if None, Residence:

The address of the principal business office or residence of the Reporting Person is 56 Oakwell Farms Parkway, San Antonio, Texas 78218.

Item 2 (c).      Citizenship:

United States of America.

Item 2 (d).      Title of Class of Securities:

his Schedule 13G Statement relates to the Issuer’s common stock, $0.001 par value (the “Stock”).

Item 2 (e).      CUSIP Number:

The CUSIP number of the Stock is 25063G204.

Item 3.        If this statement is filed pursuant to §§ 240.13d -1(b) or 240.13d -2(b) or (c), check whether the person filing is a:

(a)	[ ]	Broker or dealer registered under Section 15 of the Act;
(b)	[ ]	Bank as defined in Section 3(a)(6) of the Act;
(c)	[ ]	Insurance Company as defined in Section 3(a)(19) of the Act;
(d)	[ ]	Investment Company registered under Section 8 of the Investment Company Act of 1940;
(e)	[ ]	An investment adviser in accordance with § 240.13d-1(b)(1)(ii)(E);
(f)	[ ]	An employee benefit plan or endowment plan in accordance with § 240.13d- 1(b)(1)(ii)(F);
(g)	[ ]	a parent holding company or control person, in accordance with § 240.13d- 1(b)(1)(ii)(G);
(h)	[ ]	A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act;
(i)	[ ]	A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act of 1940:
(j)	[ ]	A non-U.S. institution in accordance with § 240.13d-1(b)(1)(ii)(J);
(k)	[ ]	Group, in accordance with § 240.13d-1(b)(1)(ii)(K). If filing as a non-U.S. institution in accordance with § 240.13d-1(b)(1)(ii)(J), please specify the type of institution: __

Item 4.        Ownership.

The percentages set forth herein are calculated based upon the statement in the Issuer's most recent Annual Report on Form 10-K, as filed with the SEC on November 27, 2018, that there were 55,013,874 shares of the common stock of the Issuer outstanding as of November 27, 2018.

CUSIP No. 25063G204	13G	Page 4 of 5 Pages

(a)	Amount beneficially owned: 5,409,514

(b)	Percent of class: 9.8%

(c)	Number of shares as to which such person has:

(i)	Sole power to vote or to direct the vote: 4,948,514

(ii)	Shared power to vote or to direct the vote: 461,000

(iii)	Sole power to dispose or to direct the disposition of: 4,948,514

(iv)	Shared power to dispose or to direct the disposition of: 461,000

Item 5.           Ownership of Five Percent or Less of a Class.

If the statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [   ].

Item 6.           Ownership of More than Five Percent on Behalf of Another Person.

Not applicable.

Item 7.           Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person.

Not applicable.

Item 8.           Identification and Classification of Members of the Group.

Not applicable.

Item 9.           Notice of Dissolution of Group.

Not applicable.

Item 10.         Certifications.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under § 240.14a -11.

CUSIP No. 25063G204	13G	Page 5 of 5 Pages

SIGNATURE

          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: January 14 , 2019

Signature: /s/ Mark A. Graber

Name: Mark A. Graber